NOTIFICATION OF LATE FILING
                                   FORM 12B-25

                           Commission File No. 1-4748

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One): |X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR

For Period Ended:          December 31, 2000
                           -----------------------------------------------------

[   ]                      Transition Report on Form 10-K
[   ]                      Transition Report on Form 20-F
[   ]                      Transition Report on Form 11-K
[   ]                      Transition Report on Form 10-Q
[   ]                      Transition Report on Form N-SAR

For the Transition Period Ended
                                ------------------------------------

--------------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART 1 - REGISTRANT INFORMATION

Sun International North America, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


1415 E. Sunrise Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Ft. Lauderdale, Florida 33304
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |X|     (a)    The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without
                          unreasonable effort expense;
           |X|     (b)    The subject  annual  report,  semi-annual  report,
                          transition  report on Form 10-K, Form 20-F, 11-K, Form
                          N-SAR, or portion thereof,  will be filed on or before
                          the fifteenth  calendar day  following the  prescribed
                          due  date;   or  the  subject   quarterly   report  of
                          transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           |_|     (c)    The accountant's statement or other exhibit required
                          by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant's Annual Report on Form 10-K for the year ended December 31, 2000 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the registrant within such time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Mr. John Allison         (954)              713-2500
         ----------------    -----------------   ------------------
             (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                 |X| Yes        |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                 |X| Yes        |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It was previously announced that, during the fourth quarter of 2000, the registrant entered into a definitive agreement to sell the Resorts International Casino Hotel in Atlantic City, New Jersey ("Resorts Atlantic City") to an affiliate of Colony Capital LLC ("Colony"). In addition, Colony has a two year option to acquire certain undeveloped real estate owned by the registrant, adjacent to Resorts Atlantic City. The sale is subject to certain customary conditions, including approval by the New Jersey Casino Control Commission and is also subject to Colony receiving certain financing in order to consummate the transaction. The parties expect to close the transaction during the second quarter of 2001. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, the Company recorded a loss of $229.2 million in the fourth quarter of 2000.

                      Sun International North America, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date                April 3, 2001
                    -------------------------------------
By                  /s/John R. Allison
                    -------------------------------------
                    John R. Allison
                    -------------------------------------
                    Executive Vice President - Finance
                    -------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION

--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------